

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Barry Litwin
President and Chief Executive Officer
Systemax Inc.
11 Harbor Park Drive
Port Washington, New York 11050

> **Re: Systemax Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 13, 2020**
> **File No. 1-13792**

Dear Mr. Litwin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services